

SECURITIES AND EXCHANGE COMMISSION

07005322

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED APR 11 2007 WASH. D.C. 186

SEC FILE NUMBER
8- 66572

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPSTONE CAPITAL MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE BOSTON PLACE, 39TH FLOOR
(No. and Street)

BOSTON,	MA	02108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN M. FERRARA (617) 619.3325
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOODY, FAMIGLIETTI & ANDRONICO, LLP
(Name – if individual, state last, first, middle name)

793 TURNPIKE STREET	NORTH ANDOVER	MA	01845
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 23 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN M. FERRARA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPSTONE CAPITAL MARKETS LLC, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT, MANAGING PARTNER

Title

Notary Public


SHANNON K. CULLEN
Notary Public
Commonwealth of Massachusetts
My Commission Expires
April 19, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPSTONE CAPITAL MARKETS LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005


SEC MAIL
RECEIVED
PROCESSING
FEB 23 2007
WASH., D.C.
186
SECTION



Moody, Famiglietti & Andronico, LLP
Certified Public Accountants and Consultants

To the Member and Managers
Capstone Capital Markets LLC
One Boston Place, 39th Floor
Boston, Massachusetts 02108

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Capstone Capital Markets LLC (the "LLC") as of December 31, 2006 and 2005, and the related statements of income and changes in member's equity, and cash flows for the years then ended. These financial statements are the responsibility of the LLC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the LLC's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capstone Capital Markets LLC as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
February 15, 2007

793 Turnpike Street, North Andover, MA 01845-6177
(978)688-7300 fax (978)685-2333
www.mfa-cpa.com info@mfa-cpa.com

December 31		2006		2005
Assets				
Current Assets:				
Cash	$	25,027	$	44,474
Prepaid Expenses		-		3,090
Total Assets	$	25,027	$	47,564
Liabilities and Member's Equity				
Accounts Payable	$	-	$	1,808
Accrued Expenses		7,500		8,543
Total Liabilities		7,500		10,351
Member's Equity		17,527		37,213
Total Liabilities and Member's Equity	$	25,027	$	47,564

The accompanying notes are an integral part of these financial statements.

For the Years Ended December 31	2006	2005
Revenue (Note 4)	$ 325,000	$ 50,000
Expenses (Note 2):		
Compensation and Related Expenses	108,703	39,996
Professional Fees	38,935	29,889
Office Expenses	7,515	4,750
Employee Benefits	5,040	4,732
Corporate Fees and Taxes	4,493	3,328
Total Expenses	164,686	82,695
Net Income (Loss)	160,314	(32,695)
Member's Equity, Beginning	37,213	69,908
Distributions to Parent	(180,000)	-
Member's Equity, Ending	$ 17,527	$ 37,213

The accompanying notes are an integral part of these financial statements.

For the Years Ended December 31		2006		2005
Cash Flows From Operating Activities:				
Net Income (Loss)	$	160,314	$	(32,695)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities:				
Decrease (Increase) in Prepaid Expenses		3,090		(3,090)
(Decrease) Increase in Accounts Payable		(1,808)		1,808
(Decrease) Increase in Accrued Expenses		(1,043)		8,543
Net Cash Provided By (Used in) Operating Activities		160,553		(25,434)
Cash Flows Used in Financing Activities:				
Distributions to Parent		(180,000)		-
Net Decrease in Cash		(19,447)		(25,434)
Cash, Beginning		44,474		69,908
Cash, Ending	$	25,027	$	44,474

The accompanying notes are an integral part of these financial statements.

1. Significant Accounting Policies:

Reporting Entity: Capstone Capital Markets LLC (the "LLC"), which is a wholly-owned subsidiary of Capstone Partners LLC (the "Parent"), was formed on April 8, 2004, as a Delaware limited liability company. The LLC was registered under the Securities Exchange Act of 1934 as a broker/dealer on April 29, 2005. The LLC provides private placement services for companies located throughout the United States.

Revenue Recognition: The LLC recognizes private placement fees at the time the placement is completed and the income is reasonably determinable. Private placement fees received prior to completion of the placement services are recorded as deferred revenue.

Cash: The LLC maintains cash in bank deposit accounts which, at times, may exceed the federally insured limits.

Income Taxes: No provision for federal or state income taxes is presented in these financial statements as Capstone Capital Markets LLC is a limited liability company under the provisions of the Internal Revenue Code, which is taxed as a partnership and, accordingly, its taxable income is allocated to its member for federal and state income tax reporting purposes.

Uses of Estimates: Management has used estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results experienced by the LLC may differ from those estimates.

2. Related Party Transactions:

The expenses of the LLC are directly allocated from the Parent to the LLC for those expenses solely pertaining to the LLC. Certain other overhead expenses are allocated to the LLC based on management's estimate of the LLC's usage of the related expenses. Such overhead expenses for the years ended December 31, 2006 and 2005, included certain payroll and related expenses and office expenses amounting to $51,276 and $48,491, respectively.

3. Net Capital:

The LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of not less than the greater of 6 2/3% of aggregate indebtedness or $5,000. As of December 31, 2006 and 2005, the LLC's net capital amounted to $17,527 and $34,123, respectively.

Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The LLC's aggregate indebtedness to net capital ratio amounted to .43 to 1 and .30 to 1 as of December 31, 2006 and 2005, respectively.

4. Economic Dependency:

During the years ended December 31, 2006 and 2005, 100% of the LLC's revenue was derived from one customer.

December 31		2006
Aggregate Indebtedness	$	7,500
Member's Equity	$	17,527
Less Nonallowable Assets:		
Prepaid Expenses		-
Net Capital		17,527
Minimum Net Capital Requirement to be Maintained		5,000
Net Capital in Excess of Requirements	$	12,527
Ratio of Aggregate Indebtedness to Net Capital		.43 to 1

No material differences exist between the above computation of net capital and the unaudited filing of Part IIA of the FOCUS report. Accordingly, no reconciliation of audited computation of net capital under Rule 15c3-1 to unaudited FOCUS report Part IIA has been presented.



Moody, Famiglietti & Andronico, LLP
Certified Public Accountants and Consultants

To the Member and Managers
Capstone Capital Markets LLC
One Boston Place, 39th Floor
Boston, Massachusetts 02108

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a - 5

In planning and performing our audits of the financial statements and supplemental schedules of Capstone Capital Markets LLC as of December 31, 2006 and 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the LLC including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the LLC in any of the following:

1. Making quarterly securities examinations, counts, verification, and comparisons,
2. Recordation of differences required by Rule 17a-13 and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the LLC has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

793 Turnpike Street, North Andover, MA 01845-6177
(978)688-7300 fax (978)685-2333
www.mfa-cpa.com info@mfa-cpa.com


MFA

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the LLC's practices and procedures were adequate at December 31, 2006 and 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
February 15, 2007

END